Date and Time:  February 25, 2010  03:44 PM Pacific Time

Ministry of Finance BC Registry Services	Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3 www.corporateonline.gov.bc.c	Location: 2nd Floor – 940 Blanshard St. Victoria BC 250 356-8626

NOTICE OF ALTERATION

FORM 11

BUSINESS CORPORATIONS ACT

SECTION 257

Filed Date and Time: February 25, 2010 03:44 PM Pacific Time Alteration Date and Time: Notice of Articles Altered on February 25, 2010 03:44 PM Pacific Time

NOTICE OF ALTERATION

Incorporation Number:

Name of Company:

BC0656892

NEOMEDYX MEDICAL CORP.

Name Reservation Number:

Name Reserved:

NR5206738

BLUE MARBLE MEDIA CORP.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:

To:

NEOMEDYX MEDICAL CORP.

BLUE MARBLE MEDIA CORP.

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